

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

<u>Via E-mail</u>
Zhao Chunfu
Vice General Manager, Secretary, and Director
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County
Heilongjiang Province
People's Republic of China

> **Re:** **China Linen Textile Industry, Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed May 10, 2011**
> **File No. 333-171239**

Dear Mr. Zhao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify why the number of outstanding Ordinary Shares increased from April 7, 2011 to May 6, 2011. We note that no additional disclosure has been provided under Item 7 of Part II of the registration statement with respect to recent sales of unregistered securities.

Price Range of Securities and Dividends, page 34

2. Please provide the high and how market prices of the Ordinary Shares for the first quarter of fiscal 2011, as requested by comment three in our letter dated May 6, 2011.

Exhibit Index

3. Please revise each footnote to the exhibit index to indicate that the relevant exhibit was not only previously filed with the specified report, but also is incorporated by reference from such report into the registration statement. See Item 601(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: Jodie Wehner
        China Linen Textile Industry, Ltd.

        Benjamin Tan
        Sichenzia Ross Friedman Ference LLP